Debbie A. Klis, Partner

1990 K Street, NW, Suite 420

Washington, D.C. 20006
Tel: +1 202.935.3390

Email: debbie.klis@rimonlaw.com

October 10, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	SiSi Cheng
Melissa Gilmore
Jennifer Angelini
Asia Timmons-Pierce

Re:	Energem Corp.
Amendment No. 8 to Registration Statement on Form S-4
Filed September 26, 2023
File No. 333-268716

Dear Ladies and Gentlemen,

On behalf of our client, Energem Corp. (the “Company” or “Energem”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 4, 2023 (the “Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 9 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 8 to Form S-4

General

1. We note that your preliminary proxy statement filed on July 14, 2023, and definitive proxy statement filed on July 24, 2023, make specific reference to November 18, 2023, as the extended date for which shareholder approval was sought, and make no reference to February 18, 2024. Accordingly, it appears that the shareholder meeting held on August 10, 2023, approved November 18, 2023 (and not February 18, 2024), as the new extension deadline. Please revise disclosure throughout your Form S-4 to reflect November 18, 2023, as the extension deadline approved by the shareholder meeting held on August 10, 2023, or advise. Additionally ensure that your articles of association and the trust agreement are amended for consistency.

Response: The Company respectfully acknowledges the Staff’s comment and humbly advises in response that the insertion of November 18, 2023 (and not February 18, 2024) is a typo in the preliminary proxy statement filed on July 14, 2023, and the definitive proxy statement filed on July 24, 2023. However, nowhere, in either the preliminary proxy statement or the definitive proxy statement, is it written that the Company sought to extend the period to complete the business combination for only three months from August 18, 2023. All discussions in the preliminary proxy statement and definitive proxy statement reference a six month extension. Moreover, the definitive proxy card sent to the Company’s shareholders and used at the extraordinary general meeting referenced the request for a six month extension (with no end date noted), as follows in this snapshot to the Company’s definitive proxy card sent to shareholders:

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

ENERGEM CORP.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 9, 2023.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online Extraordinary General meeting, you will need your 12 digit control number to vote electronically at the Extraordinary General. To attend the annual meeting, visit:
https://www.cstproxy.com/energemcorp/ext2023

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this X

Proposal	FOR	AGAINST	ABSTAIN
Proposal 1 – Extension Amendment Proposal Amend the Company's Amended Articles of Association to allow up to six (6) one month extensions, as more fully described in the proxy statement.	☐	☐	☐
Proposal 2 – Trust Amendment Proposal Further amend the Company's Investment Management Trust Agreement to allow up to six (6) one month extensions, as more fully described in the proxy statement.	☐	☐	☐
Proposal 3 – Adjournment Proposal Approve the adjournment of the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies, as more fully described in the proxy statement.	☐	☐	☐

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL SET FORTH IN PROPOSAL 1, "FOR" THE PROPOSAL SET FORTH IN PROPOSAL 2, "FOR" THE PROPOSAL SET FORTH IN PROPOSAL 3, IF SUCH PROPOSAL IS PRESENTED AT THE EXTRAORDINARY GENERAL MEETING. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

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In addition, the Company’s meeting agenda shared with its shareholders before and during the meeting also provided clearly that the extension was for six months to February 18, 2024, as inset here:

ENERGEM CORP.

AGENDA FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

AUGUST 10, 2023

1.	Call to Order

2.	Introductions and Announcements

3.	Report on Notice of Meeting and Quorum

4.	Proposals to be Presented

(a) Proposal 1: a proposal to amend the Company’s amended and restated articles of association (the “Energem M&A”) in the form set forth in Annex A to the accompanying Proxy Statement, which we refer to as the “Extension Amendment,” giving the Company the right to extend the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of the Company’s Class A ordinary shares included as part of the units sold in the Company’s initial public offering that closed on November 18, 2021 (the “IPO”) from August 18, 2023 (the “Termination Date”) up to six (6) one-month extensions to February 18, 2024 (which we refer to as the “Extension”, and such later date, the “Extended Date”) (such proposal is the “Extension Amendment Proposal”). For the purposes of the laws of the Cayman Islands, the full text of the special resolution is as follows: “RESOLVED, as a special resolution, that subject to and conditional upon the trust account, which is governed by the investment management trust agreement entered into between the Company and Continental Stock Transfer & Trust Company on 18 November 2021, and amended by the First Amendment to the Investment Management Trust Agreement effective November 18, 2022 (the “Trust Agreement”), having net tangible assets of at least US $5,000,001 as at the date of this special resolution, the amended articles of association, a copy of which is attached to the accompanying proxy statement as Annex A, be and are hereby adopted as the articles of association of the Company in substitution for and to the exclusion of the Company’s existing articles of association”.

(b) Proposal 2: a proposal to further amend the Investment Management Trust Agreement (the “Trust Agreement”) entered into between Continental Stock Transfer & Trust Company, as trustee (“Continental”) and the Company governing the trust account (the “Trust Account”) established in connection with the IPO dated November 18, 2021 and amended effective November 18, 2022 (the “Trust Amendment”), pursuant to an amendment to the Trust Agreement in the form set forth in Annex B to the accompanying Proxy Statement to extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination, from August 18, 2023 to February 18, 2024 (or such earlier date after August 18, 2023 but before February 18, 2024, as may be determined by the Energem Board) (such proposal is the “Trust Amendment Proposal”).

(c) Proposal 3: a proposal to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal and the Trust Amendment Proposal, which proposal we refer to as the “Adjournment Proposal,” and which will be presented only if there are not sufficient votes to approve the Extension Amendment Proposal and the Trust Amendment Proposal.

5. Results of Voting

6. Conclusion of the Meeting

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Accordingly, the Company has not revised the disclosure in the S-4 to reflect November 18, 2023, as the termination of the extension period, because the Company’s shareholders approved a six-month extension to the deadline at the meeting held on August 10, 2023. Accordingly, the Company has not amended its articles of association or the trust agreement because they are in line with the six-month extension. We need Nelson Mullins to confirm this response is sufficient.

2. We note that the definition of “Public Units” on page six indicates that each public unit consists of one public share and one-half of one public warrant. However, the Form S-1 filed in connection with your initial public offering discloses that each public unit consists of one public share and one public warrant. Please revise or explain this apparent inconsistency. In addition, we note that the ownership tables on pages 41, 43, and 78 (in addition to the footnote to the table on page 174) include 4,152,778 public warrants, which does not appear to correspond to the 11,500,000 units issued in your initial public offering. Please revise or explain the difference in outstanding public warrants. In this regard, we note that the warrant agreement filed as Exhibit 4.1 refers to 11,500,000 warrants, each exercisable for one share.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it corrected the definition of Public Units accordingly and corrected the ownership tables on pages 41, 43, and 78 and the footnote to the table on page 174.

3. We note that the term “Private Placement Warrant(s)” is used, but does not appear to be defined and, according to the tables on pages 41, 43, and 78 (and the footnote to the table on page 174), represents 190,694 shares. By contrast, the term “Placement Warrants” is defined on page 6, and appears to represent 528,075 shares. Please revise your disclosure to reconcile these apparent inconsistencies or explain. In addition, revise your disclosure to clearly describe how the private placement warrants will be treated in the business combination. To the extent that private placement warrants will have provisions that differ from public warrants following the business combination, revise the description of warrants on page 128 to discuss these differences.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Amendment reflects the removal of the five references of “Private Placement Warrant” and corrects the number of outstanding Placement Warrants. In addition, on pages 6, 51, 123 and 128 of the Amendment, the Company revised the disclosure to clearly describe how the Placement Warrants will be treated in the business combination.

4. Please update information in your registration statement as of the most recent practicable date. For instance, and without limitation, we note that the amount owing to the sponsor under the promissory note is disclosed as of June 30, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it updated the information in the Amendment, as of the most recent practicable date, including the amount owing to the Sponsor under the promissory note (see pages 16, 30, 44, 51, 75, 124, 161, and 170).

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Summary of the Proxy Statement/Prospectus, page 22

5. Please revise the diagram representing the post-business combination structure on page 23 to reflect the number of public shareholders following redemptions in connection with your shareholder meeting on August 10, 2023. We note that the diagram discloses 3,593,769 shares held by the sponsor, directors, and officers, which does not appear to correspond to the 3,403,075 Class A and Class B shares held by these parties according to the table of beneficial ownership on page 122. Please revise or include appropriate disclosure to reconcile this apparent inconsistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it amended the diagram representing the pre- and post-business combination structures to reflect the number of public shareholders following redemptions contemporaneous to the Company’s shareholder meeting on August 10, 2023.

Summary Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 39

6. We note your disclosures on pages 39 and 168 that because Graphjet’s fiscal year end is different from Energem’s fiscal year end, the financial information for the nine months ended June 30, 2023 and the year ended September 30, 2022 was determined by adjusting for the Energem’s financial information for three months ended December 31, 2022 and 2021, respectively, which you state is included elsewhere in the filing but does not to appear to be included as such. In order for investors to more easily reconcile the disclosures in the pro forma Statement of Operations, please revise Note 2 to separately present the amounts from Energem’s financial statements for the three months ended December 31, 2021 and 2022 to reconcile to the amounts presented for the nine months ended June 30, 2023 and the twelve months ended September 30, 2022 in each of the pro forma Statement of Operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised Note 2 (see page 173) to present the amounts from the Company’s financial statements for the three months ended December 31, 2021 and 2022 separately in order to reconcile to the amounts presented for the nine months ended June 30, 2023 and the twelve months ended September 30, 2022 in each of the pro forma Statement of Operations.

Risk Factors, page 42

7. Please revise to disclose that the PIPE may be terminated before the business combination is completed and to discuss the related risks. In this regard, we note that the PIPE term sheet has a termination date of October 31, 2023, and that the SEPA has already been terminated.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to disclose that the PIPE may be terminated before the business combination is completed and to discuss the related risks. We note further that the PIPE term sheet has been amended to extend the termination date to December 31, 2023, which amended PIPE term sheet executed on October 6, 2023 is attached at Exhibit 10.26.

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Energem’s listed securities may be subject to de-listing by Nasdaq, page 50

8. Please update to discuss whether you regained compliance with the Nasdaq minimum value listing requirement by the September 27, 2023, deadline. Describe any ongoing consequences and related risks to you and investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it filed a Nasdaq Transfer Application (see Record Id for this form #240925) on September 27, 2023 to move Energem Corp to The Nasdaq Capital Market, which Nasdaq Transfer Application is currently under review by Nasdaq. Energem anticipates complying with the listing requirements of Nasdaq Capital Market. The Company added additional disclosure to the introduction to the proxy statement/prospectus and to the Risk Factors section on pages 50 and 65 of the Amendment.

Proposal No. 2—The Business Combination Proposal

Background of the Business Combination, page 79

9. Your disclosure on page 80 that, “At this junction, EF Hutton has not performed additional services and is not entitled to additional fees,” appears inconsistent with disclosure on page 169 that indicates EF Hutton will be paid a PIPE placement fee of 6% ($600,000) at closing. Please revise to reconcile and to disclose whether this fee is contingent upon completion of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has corrected the disclosure on Page 79 of the Amendment to reflect the commission due to EF Hutton related to the PIPE.

Graphjet Technology SDN. BHD.

Financial Statements, page F-34

10. Please provide updated interim financial statements and related disclosures for Graphjet as required by Rule 8-08 of Regulation S-X for the appropriate period of nine months ended June 30, 2023. Please also ensure your reference to the periods covered by Graphjet’s interim financial statements on pages 39, 168 and F-1 are consistent with the financial statements included in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has updated Graphjet’s interim financial statements and related disclosures for the appropriate period of nine months ended June 30, 2023 and amended the references to the periods covered by Graphjet’s interim financial statements (see pages 39, 168 and F-1).

Exhibits

11. Please file updated exhibits to your registration statement. In this regard, we note the third amended articles of association, amended trust agreement, amended share purchase agreement, and lock-up agreement filed on Forms 8-K on August 16 and September 7, 2023. Additionally file any further amendments to your articles of association and the trust agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has updated its exhibits to include the third amended articles of association, amended trust agreement, amended share purchase agreement, and lock-up agreement.

*****

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If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Swee Guan Hoo, Chief Executive Officer

Energem Corp

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